UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

As announced on March 18, 2021, and described in greater detail in the final prospectus pursuant to Rule 424(b)(3) (the “Prospectus”) under the Securities Act of 1933, as amended (the “Securities Act”), filed by Arbe Robotics Ltd. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on September 20, 2021, the Company entered into a definitive business combination agreement, dated as of March 18, 2021 (as amended, the “Business Combination Agreement”), with Industrial Tech Acquisitions, Inc. (“ITAC”), a blank check Delaware corporation, and Autobot MergerSub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”).

On October 7, 2021, pursuant to the terms of the Business Combination Agreement, Merger Sub was merged with and into ITAC, with ITAC surviving as a wholly-owned subsidiary of the Company, and the holders of ITAC’s common stock and warrants became holders of an equal number of the Company’s ordinary shares, with a nominal value of NIS 0.000216 per share (“Arbe Ordinary Shares”), and warrants (“Arbe Warrants”), respectively, all as more particularly set forth in the Business Combination Agreement and the Prospectus. This merger is referred to herein as the “Merger.”

On March 18, 2021, concurrently with the execution of the Business Combination Agreement, the Company and ITAC entered into Subscription Agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors purchased from the Company an aggregate of 10,000,000 Arbe Ordinary Shares, at a price of $10.00 per share, for gross proceeds of $100,000,000 (the “PIPE Financing”) on the closing date of the business combination. A form of the Subscription Agreement was filed as Exhibit 10.7 to the Registration Statement on Form F-4 (File No. 333-257250) filed by the Company with the SEC (the “Registration Statement”).

The total gross proceeds that resulted from the business combination were approximately $118,288,000, of which transaction costs amounted to approximately $19,447,000. The total gross proceeds include $100,000,000 from the sale of 10,000,000 Ordinary Shares to the PIPE Investors at a price of $10.00 per share, and $18,288,000, representing the funds remaining in ITAC’s trust account after payment to the redeeming ITAC stockholders in connection with the transaction.

The Arbe Ordinary Shares and Arbe Warrants commenced trading on Nasdaq on October 8, 2021 under the ticker symbols “ARBE” and “ARBEW,” respectively.

On October 6, 2021, the Company and ITAC issued a press release (the “Press Release”) announcing that ITAC’s stockholders had approved the business combination at a special meeting held on October 5, 2021 and that the closing was scheduled to be completed on October 7, 2021. A copy of the Press Release is furnished as Exhibit 99.1 to this Report on Form 6-K (this “Report”).

Outstanding Securities Following the Business Combination

Following completion of the transactions contemplated by the Business Combination Agreement, there are an aggregate of 62,135,453 Arbe Ordinary Shares issued and outstanding.

Pursuant to the Business Combination Agreement, each outstanding unit of ITAC was separated into one share of ITAC common stock and one ITAC warrant to purchase one share of ITAC common stock. Pursuant to the Business Combination Agreement, (i) holders of 3,866,842 shares of ITAC’s common stock remaining after the redemption of 5,813,894 shares received 3,866,842 Arbe Ordinary Shares; (ii) the holders of 7,623,600 of ITAC’s public warrants received Arbe Warrants to purchase 7,623,600 Arbe Ordinary Shares; and (iii) the holders of 3,112,080 ITAC private warrants received 3,112,080 private warrants of the Company.

In connection with the Merger, the Company effected a recapitalization, pursuant to which (i) all Arbe Warrants (other than certain outstanding warrants) were exercised, (ii) all outstanding preferred shares, including preferred shares issued upon exercise of Arbe Warrants, were converted into Arbe Ordinary Shares and (iii) the Arbe Ordinary Shares that were outstanding after the exercise and conversion pursuant to clauses (i) and (ii) became and were converted into a total of 48,268,611 Arbe Ordinary Shares. The recapitalization resulted in a 46.25783-for-one stock split and a change in the par value of the Arbe Ordinary Shares from NIS 0.01 per share to NIS 0.000216 per share effective on October 7, 2021.

In connection with the Merger, the Company assumed the obligations of ITAC under ITAC’s warrant agreement dated September 8, 2020, with Continental Stock Transfer & Trust Company (“CST”), as warrant agent, by executing an assumption and amendment to the warrant agreement with CST and ITAC, pursuant to which the Company assumed the obligations of ITAC under the warrant agreement. The Assignment, Assumption and Amendment to Warrant Agreement, dated October 7, 2021, by and among the Company, ITAC, and CST, as warrant agent, is filed as Exhibit 4.1 to this Report.

In connection with ITAC’s initial public offering, ITAC issued to Maxim Group LLC (or its assignee), as underwriter, an option to purchase up to a total of 203,296 units (each consisting of one share of ITAC common stock and one redeemable ITAC public warrant to purchase one share of ITAC common stock at a price of $11.50 per unit), commencing on the later of (i) the consummation of a business combination by ITAC and (ii) six months from September 11, 2020. Pursuant to the Merger, Arbe assumed this unit purchase option, which became an option to purchase 203,296 units, each unit consisting of one Arbe Ordinary Share and one Arbe Warrant.

Board of Directors and Management of the Company

In connection with Merger, the Company’s shareholders elected the following directors, constituting the entire board of directors of the Company:

Kobi Marenko

Noam Arkind

Yair Shamir2,3

Ehud Levy1,3

Mor Assia1,2,3

Boaz Schwartz, PhD1,2

E. Scott Crist

[1]	Member of the Audit Committee.
[2]	Member of the Compensation Committee.
[3]	Member of the Nominating and Governance Committee.

The Company’s Amended and Restated Articles of Association provide that the Company’s board of directors is classified into three classes, with each class serving for a term of three years. The Class I directors, who serve until the first annual general meeting to be held in 2022, are Ehud Levy and Noam Arkind. The Class II directors, who serve until the annual general meeting in 2023, are Mor Assia and Dr. Boaz Schwartz. The Class III directors, who serve until the annual general meeting in 2024, are Yair Shamir, Kobi Marenko and E. Scott Crist. At each annual general meeting, commencing with the annual general meeting to be held in 2022, each of the successors elected to replace the directors of a Class whose term shall have expired at such annual general meeting shall be elected to hold office until the third annual general meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified.

Information regarding the directors and executive officers of the Company following the consummation of the business combination is included set forth under the section entitled “Management of Arbe Following the Business Combination” in the Registration Statement and is incorporated herein by reference.

Articles of Association

In connection with the Merger, the Company’s directors approved and recommended to the shareholders, and the shareholders approved, the Company’s Amended and Restated Articles of Association. Information regarding certain material provisions of the Amended and Restated Articles of Association of the Company is included in the section of the Registration Statement entitled “Description of Arbe Ordinary Shares” and is incorporated herein by reference. A copy of the Amended and Restated Articles of Association is filed as Exhibit 3.1 to this Report.

Amendment to Investors’ Rights Agreement

The Company, its founders and its investors are parties to an investors’ rights agreement. In connection with the Merger, the Company and the parties to the investors’ rights agreement entered into a third amended and restated investors’ rights agreement (the “Third A&R IRA”), pursuant to which the Company agreed to register the investors’ Arbe Ordinary Shares and provide for indemnification. Pursuant to the Third A&R IRA, (i) the shareholders agreed to a lock-up for such period up to 180 days as the Company determines, which is 180 days, and (ii) the Company agreed that it will not, without the prior written consent of the Company’s investor shareholders holding a majority of the registrable securities, as defined, provided that such holders, as a group, continue to hold a majority of the registrable securities held by them immediately following the effective date of the Merger, enter into any agreement with any holder or prospective holder of any of the Company’s securities which would provide to such holder the right to demand or include securities in any registration on other than either: (x) on a pro rata basis with the holders of registrable securities or (y) on a subordinate basis after all investor shareholders have had the opportunity to include in the registration and offering all shares of registrable securities that they wish to so include. This provision does not apply if the terms of the registration rights to be granted are approved by a majority of the Company’s independent directors. A copy of the Third A&R IRA is filed as Exhibit 10.1 to this Report.

Cautionary Note Regarding Forward-Looking Statements

This Report and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to, among others, the Company’s plans, objectives and expectations for its business, operations and financial performance and condition, and can be identified by terminology such as “may,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and similar expressions that do not relate solely to historical matters. Forward-looking statements are based on management’s belief and assumptions and on information currently available to management. Although the Company believes that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.

Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including, without limitation, the factors discussed under the “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Arbe’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in the Prospectus, which forms a part of the Registration Statement, which section is incorporated herein by reference. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report. The Company undertakes no obligation to revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports that the Company will file from time to time with the SEC after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

By:	/s/ Kobi Marenko
Name:	Kobi Marenko
Title:	CEO

Date: October 26, 2021

EXHIBIT INDEX

Exhibit No.	Document Description

3.1	Amended and Restated Articles of Association of Arbe Robotics Ltd.
4.1	Assignment, Assumption and Amendment to Warrant Agreement, dated October 7, 2021, among Continental Stock Transfer & Trust Company, LLC, Industrial Tech Acquisitions, Inc. and Arbe Robotics Ltd.
10.1	Third Amended and Restated Investors’ Rights Agreement, dated October 1, 2021, by and among Arbe Robotics Ltd. And the other parties named therein.
99.1	Press Release, dated October 6, 2021.